Mail Stop 3561

March 12, 2010

Via Fax & U.S. Mail

Mr. John A. Olin
Chief Financial Officer
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> **Re:** **Harley-Davidson, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-09183**

Dear Mr. Olin:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis

- Liquidity and Capital Resources as of December 31, 2009, page 49

1. We note that this section of MD&A discusses the operating, investing and financing cash flow activity for continuing operations. Please revise future filings to describe how cash flows from discontinued operations are also reported in the cash flow statement, and to describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources. For example, you should disclose the effect on financing levels, terms, covenants, etc.

Notes to the Financial Statements

Note 3. MV Agusta Acquisition and Planned Divestiture, page 77

2. We note your disclosure that in October 2009 the Company committed to the divestiture of MV as part of its new business strategy and as a result MV is now presented as discontinued operations for all periods presented. Please tell us, and revise future filings to disclose the expected manner and timing of the disposal. Also, please explain to us why you believe the sale of MV Agusta is probable within one year. Include as part of your response whether an active program to locate a buyer or any other actions required to sell the business have been initiated. See guidance in FASB ASC 205-20-50.

Note 4. Restructuring Expense and Other Impairments, page 78

3. We note that as part of your 2009 Restructuring Plan, you intend to exit the Buell product line. Please explain to us how you intend to exit the product line, specifically if you intend to sell the product line to a third party and how you intend to account for the exit of the Buell product line in accordance with FASB ASC 360-10-35, 360-10-40 and 360-10-45. If you intend to sell the product line please tell us why you have not presented this asset group as part of discontinued operations.

4. We note your disclosure of the amounts related to the 2009 Restructuring Plan that have been included in accrued liabilities as of December 31, 2009. In future filings, please revise your disclosure to all include the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date. See FASB 420-10-50 (paragraph 20b of SFAS No. 146.)

Note 7. Off-Balance Sheet Finance Receivable Securitization Transactions, page 82

5. We note your disclosure that on March 30, 2009 you adopted the guidance in ASC 320-10-65-1. We also note your disclosure of the components of the impairment for the nine months ended December 31, 2009. Please note that FASB ASC 320-10-45-8A requires disclosure of total other-than-temporary

impairment with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income on the face of the statement of operations. It appears that not only is your disclosure not included on the face of the statement of operations but it does not show the components as required. A table should be disclosed which shows the total other-than-temporary impairment losses (which includes both amounts included in earnings and other comprehensive income) then the offset for the amount that is included in other comprehensive income which results in the amount of impairment losses recognized in earnings. Please revise future filings accordingly. Also, please explain to us why you are reclassifying a portion of the impairment loss from other comprehensive income to current earnings subsequent to the adoption of ASC 30-10-65-1.

Note 10. Fair Value Measurements, page 89

6. We note from your disclosure in Note 1 that you have classified your investments in marketable securities as available for sale, requiring the Company to carry them at fair value with any unrealized gains or losses reported in other comprehensive income. Please revise your disclosure in Note 10 in future filings to include marketable securities in your disclosures of recurring fair value measurements.

7. We note your disclosure on non-recurring fair value measurements. In future filings, please revise to present the information using a tabular format which includes disclosure of the asset amount at year end and the total gain/loss recognized in the fair value determination. See guidance in FASB ASC 820-10-50 and ASC 820-10-55-64.

Note 14. Income Taxes, page 97

8. We note that the reconciliation of the income taxes at the statutory rate to the provision for income taxes includes a line item titled "other." Please explain to us and disclose in future filings, the nature of any significant amounts included in this "other" category.

Note 19. Share-Based Awards, page 109

9. We note from your disclosure of assumptions used in calculating the lattice-based fair value of options granted during 2009, 2008 and 2007, that the expected dividend yield increased in 2009 from 2.0% to 3.3%. In light of your disclosure on page 49 of MD&A that the Board of Directors approved quarterly dividends in 2009 that were reductions of the amounts paid in 2008, please tell us why you have increased the dividend yield assumption for purposes of valuing your stock options.

Supplementary Data – Quarterly Financial Data (Unaudited), page 122

10. Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. John A. Olin
Harley-Davidson, Inc.
March 12, 2010
Page 5

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(414) 343-4990